UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

Commission File Number 001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Entrée Gold Inc. (the “Company”)

Suite 1201, 1166 Alberni Street

Vancouver, BC	V6E 3Z3
Item 2.	Date of Material Change

September 13, 2006

Item 3.	News Release

The News Release dated September 13, 2006 was disseminated via CCN Matthews, Canadian and U.S. Timely Disclosure.

Item 4.	Summary of Material Change

Entrée Gold Inc. reports on commencement of a geophysics program on the Sol Dos Prospect and the ongoing exploration on its 100% owned Lookout Hill and Manlai properties in Mongolia. The Company also provides an update on work done on the Entrée-Ivanhoe Mines Ltd. Earn In area.

At this time, the Company has no plan to suspend in-country exploration at Lookout Hill and Manlai. Entrée continues to evaluate potential acquisitions, worldwide, with a focus on promising copper and gold projects.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Greg Crowe, President and CEO

604.687.4777

Item 9.	Date of Report

Dated at Vancouver, BC, this 13th day of September, 2006.

SCHEDULE “A”

ENTRÉE GOLD BEGINS EXPLORATION AT SOL DOS, ARIZONA;

COPPER AND MOLYBDENUM INTERSECTED

AT MANLAI, MONGOLIA

Vancouver, B.C., September 13, 2006 - Entrée Gold Inc. (TSX: ETG; AMEX: EGI; Frankfurt: EKA – “Entrée” or the “Company”) reports on its exploration activity.

Sol Dos Prospect, Arizona

Entrée has commenced exploration of the Sol Dos copper prospect, in the Safford area of south-eastern Arizona. A geophysical crew has been mobilized onto the property to commence a 20 line kilometre program of deep probing induced polarization (“IP”) and magnetic surveys. Entrée has an option to earn a 100% interest in Sol Dos, subject to a 2% NSR royalty, half of which can be purchased by Entrée.

The Company plans to drill targets outlined by the IP and magnetometer surveys, later this fall. The prospect is modeled as a large porphyry copper target, similar to the San Juan and Dos Pobres deposits, being developed by Phelps Dodge, approximately 8 kilometres (5 miles) to the northwest, and to the deep, high-grade Resolution porphyry copper deposit, being evaluated by Rio Tinto and BHP Billiton, approximately 100 kilometres (60 miles) to the northwest.

Lookout Hill Project, Mongolia

Two diamond drill holes, totalling 2,221 metres, have now been completed by Entrée immediately west of Ivanhoe Mines Ltd.’s (IVN:NYSE, TSX, NASDAQ – “Ivanhoe”) Oyu Tolgoi concession. The holes targeted coincident IP and copper-in-soil anomalies, in or close to assumed Devonian rocks in Entrée’s West Grid area. Drilling and exploration were hampered by technical problems and unusually heavy rainfall.

Hole EG06-040 intersected a 31 metre zone (250 - 281 metres) of sheared and altered Devonian (?) basalt averaging 370 parts per million (“ppm”) copper, including a 3.68 metre (250.0 - 253.68 metres) interval averaging 0.17% copper. Another shear zone, separating Carboniferous basaltic tuffs from Devonian volcanosedimentary rocks, was intersected at a down-hole depth of 435 metres. However, the strong IP anomaly in this area remains unexplained and is being tested at a greater depth in a third hole, EG06-041, which is in progress.

Approximately 5,500 metres of budgeted diamond drilling remain to be completed this season. Two additional deep diamond rigs from Major Drilling are mobilizing to the Lookout Hill property within the next two weeks.

A total of 3,290 metres, in 18 holes, of shallow reverse circulation drilling was completed in the areas of the Zone III epithermal gold target and the Zone I and Ring Dyke epithermal/porphyry- style targets. Results from this drill program are pending.

Entrée – Ivanhoe Earn-in Agreement Area

Ivanhoe continues condemnation drilling on the Earn-In Agreement portion of Entrée’s Lookout Hill project. The drilling is designed to verify the absence of significant mineralization in areas of proposed infrastructure development.

Ivanhoe is continuing with its development plans for Oyu Tolgoi and is advancing its mine plan. Studies include the continued evaluation and development of Entrée’s Copper Flats area, where an inferred resource, traced over a strike length of 625 metres north of the Entrée-Ivanhoe property boundary, is estimated to contain over 6.5 billion pounds of copper and 3.2 million ounces of gold.

The mineralized system that defines the northward continuation of Ivanhoe’s Hugo Dummet ore body onto Entrée’s Copper Flats ground remains open along-strike to the north. Mineralized drill intercepts occur 600+ metres north of the currently defined inferred resource, and the structural system hosting the Hugo Dummett mineralization extends for an additional eight kilometres north on Entrée’s Lookout Hill property.

Manlai Project, Mongolia

Since the beginning of the current exploration season, a total of 3,108 metres of diamond drilling, in six holes, has been completed. Drilling this year (holes EGU06-005 to EGU06-010) has been concentrated in the area of a large (1.5 kilometre x 1.5 kilometre) IP chargeability – magnetometer anomaly, with associated porphyry-style alteration and mineralization. This anomaly was not tested in the 2005 exploration season.

Hole EGU06-009 intersected a broad zone (215 metres down-hole length) of variable quartz stockwork with visible copper and molybdenum sulphides in association with numerous porphyritic dykes. A similar quartz stockwork with copper and trace molybdenum sulphides was encountered in hole EGU06-010. The hole is located approximately 250 metres southeast of hole 009 and lies midway between holes 009 and 005 (see map on Entrée’s website at www.entreegold.com).

In hole EGU06-005, a zone of moderate to strong pervasive potassic (K-feldspar+/-magnetite) alteration was encountered from 130 to 650 metres (end of hole). Elevated copper values (>250 ppm) occur throughout this zone of potassic alteration with narrower intervals hosting strongly anomalous copper values (see table below). Results from holes 008, 009 and 010 are pending.

Table 1 – Summary of Results for Hole EGU06-005

Interval from – to (metres)	Thickness (metres)	Average copper value (ppm)

401.5 – 419.9	18.4	423
438.8 – 537.2	98.5	642
Includes
474.0 – 484.0	10.0	1447
547.0 – 584.0	37.0	637
Includes
547.9 – 556.0	8.1	1266

Holes EGU06-006 and EGU06-007 were collared approximately 500 metres to the east of hole EGU06-005 and hole EGU06-008 was collared approximately 750 metres north-northeast of hole EGU05-005. These holes are now interpreted to be too far north and east of the trend of mineralization outlined in holes 005, 009 and 010.

Entrée’s President and CEO, Greg Crowe, commented: “The results of the 2006 drilling on the Manlai project have been encouraging. With only 10 holes to date, the intersection of copper- and molybdenum-bearing quartz stockwork associated with potassic alteration suggests potential for the property to host a porphyry-related mineralized system. The values and alteration encountered so far could represent the margin of a richer system. Every one of the holes put into this zone has encountered a favourable porphyry-style geological environment.”

Mongolian Government Update

The Company is awaiting the official text of recently completed changes to the Mongolian mining legislation. Separately, recent announcements by Ivanhoe indicate a resumption of dialogue between the Mongolian government and Ivanhoe through the establishment of a working group, with the goal of finalizing a comprehensive investment agreement for Oyu Tolgoi (see Ivanhoe news release of Sept. 6, 2006).

Quality Control and Assurance

Exploration programs are under the supervision of Robert Cann, P.Geo., Entrée’s Vice-President, Exploration and a qualified person as defined by National Instrument 43-101. Mr. Cann is responsible for the preparation of technical information in the Company’s news releases. Split core samples were prepared and analyzed at SGS Mongolia LLC in Ulaanbaatar, Mongolia. Prepared standards and blanks are inserted at the project site to monitor the quality control of the assay data. Drill intersections described in this news release are based on core lengths and may not reflect the true width of mineralization.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. (www.entreegold.com) is a Canadian mineral exploration company focused on gold and copper prospects. The Company is a large landholder in Mongolia and has recently acquired an early stage copper porphyry project in Arizona, USA.

Entrée holds a 100% interest in mineral concessions comprising the 179,590 hectare Lookout Hill (Shivee Tolgoi) property which completely surrounds the 8,500 hectare, Turquoise Hill (Oyu Tolgoi) project of Ivanhoe Mines Ltd. (“Ivanhoe”).

Under an “Earn-In Agreement” announced in October 2004, Ivanhoe has the right to earn an interest in approximately 40,000 hectares of Entrée’s Lookout Hill property. Details of the Earn-In Agreement are available on Entrée’s website at www.entreegold.com and on SEDAR at www.sedar.com. Drilling conducted by Ivanhoe as part of the Earn-In Agreement has confirmed the extension of the Hugo North Deposit onto Lookout Hill. An initial inferred resource was estimated at 190,160,000 tonnes (calculated using a 0.6% copper equivalent cut-off), averaging 1.91% copper equivalent, containing over 6.5 billion pounds of copper and 3.2 million ounces of gold (see Entrée’s news release of February 1, 2006).

Significant investments by Rio Tinto plc and Ivanhoe have contributed to Entrée’s treasury, which currently exceeds CDN$20 million. Entrée plans to use these funds to explore its wholly-owned projects in Mongolia and Arizona, and acquire and explore new projects globally.

Entrée is listed for trading on the TSX under the symbol “ETG”, on the AMEX under the symbol “EGI” and on the Frankfurt Stock Exchange under the symbol “EKA”.

FURTHER INFORMATION

Primoris Group

Tel: 866-368-7330

Email: ETG@primorisgroup.com

or

Monica Hamm, Investor Relations

Entrée Gold Inc.

Tel: 604-687-4777

Website: www.entreegold.com

The TSX does not accept responsibility for the adequacy or accuracy of this release.

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC. (Registrant)
Date September 14, 2006
By: /s/ Mona Forster Mona Forster, Corporate Secretary